Exhibit 12

CARNIVAL CORPORATION & PLC Ratio of Earnings to Fixed Charges (in millions, except ratios)

	Nine Months Ended August 31,

	2007		2006

Net income	$2,050		$1,863
Income tax expense, net	26		42

Income before income taxes	2,076		1,905

Fixed charges
Interest expense, net	273		232
Interest portion of rent expense(a)	12		12
Capitalized interest	32		27

Total fixed charges	317		271

Fixed charges not affecting earnings
Capitalized interest	(32)		(27)

Earnings before fixed charges	$2,361		$2,149

Ratio of earnings to fixed charges	7.4	x	7.9	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.
23